Linktone Announces New Board of Director Appointments

Beijing, China, July 13, 2009 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive entertainment services to consumers in China, is pleased to announce the appointments of Mr. Oerianto Guyandi as a member of the Company’s Board of Directors and Dr. Agus Mulyanto as an advisor to the Board, effective immediately. Mr. Oerianto Guyandi replaces Mr. Felix Ali Chendra who recently resigned from the board of directors due to personal reasons.

Mr. Guyandi is currently the Director of PT Media Nusantara Citra Tbk (MNC), the largest and only integrated media company in Indonesia, as well as the Chief Financial Officer of PT Global Mediacom Tbk. He has extensive experience in accounting and financial services. He held several important positions such as a Director and Vice President Director at PT MNC Sky Vision, PT Rajawali Citra Televisi Indonesia, and PT Global Informasi Bermutu. He was formerly a Director at PT Bhakti Investama Tbk. from 2004 to2008 and PT Bhakti Capital Indonesia Tbk. from 2000 to 2002. His career began in a public accounting firm of Prasetio Utomo & Co. and in Salim Group. Mr. Guyandi holds a Bachelor’s degree in Economics in Accounting from the University of Indonesia and a Bachelor’s degree in Agricultural Engineering from Institute Pertanian Bogor in Indonesia.

Linktone also welcomes Dr. Agus Mulyanto as advisor to the Company’s Board. Mr. Agus Mulyanto has been Director of PT Media Nusantara Citra Tbk (MNC) since 2006. He is also a member of Board of Commissioners of PT. Rajawali Citra Televisi Indonesia and PT. MNC Sky Vision and TPI. Prior to joining Global Mediacom Group he was the senior executive and a member of the board of Directors of PT. Surya Citra Televisi from 1989 until 2003, with his last position as the President Director & CEO. He has more than 35 years of experience engaged in the telecommunications and broadcasting industries where he has followed through the development and growth of Commercial Free to Air TV and Pay TV He also has a deep background of expertise in the cellular mobile telecommunications industry in Indonesia since 1987. Dr. Mulyanto earned a degree in Electrical Engineering majoring in Telecommunications from Institute of Technology Sepuluh Nopember Surabaya Indonesia and completed a Post Graduate Study in Telecommunications from the Institute of Technology Bandung. He also holds a Master of Science degree in Telecommunications Engineering and an MBA in addition to a Ph.D degree in Telecommunications Engineering, all from the University of Wisconsin-Madison, USA.

“On behalf of the Board of Directors and management, we would like take this opportunity to welcome Mr. Oerianto Guyandi and Dr. Agus Mulyanto to Linktone and we look forward to their contribution to the Company’s success. Their knowledge and past experience will be a valuable asset to Linktone, especially as we pursue opportunities in China and other Southeast Asian markets like Indonesia that will help advance our expansion strategy and accelerate our growth prospects. We are continuing to search for additional qualified independent directors with relevant experience and skills to help Linktone build upon its strong foundation within the industry,” stated Mr. Tanoesoedibjo, Linktone’s Chief Executive Officer and Chairman of the Board.

About Linktone Ltd.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

Forward-Looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into the ASEAN market, including the Indonesian market, and create synergies with MNC; the risk that changes in the Company’s management and board could disrupt its operations; the ability of the Company to recruit and retain suitable members of management and directors; the ability of Linktone to increase profitability through organic growth and/or strategic transactions, including the risk that any future merger and acquisition transactions may not generate the returns anticipated by management and may divert management’s attention from Linktone’s business operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China and any new markets it enters for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from strategic partnerships, including its planned strategic cooperation with MNC; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Serena Shi                                                      Brandi Piacente
Linktone Ltd.                                                  The Piacente Group, Inc.
Tel: 86-10-65396802                                      Tel: 212-481-2050
Email: serena.shi@linktone.com                      Email: brandi@thepiacentegroup.com